Exhibit 4.6

WAIVER & AMENDMENT NO. 3
TO CREDIT AGREEMENT

This WAIVER & AMENDMENT NO. 3 TO CREDIT AGREEMENT (this “Amendment”) is dated as of December __, 2012 among ASSISTED LIVING CONCEPTS, INC., a Nevada corporation (the “Borrower”), the Lenders currently party to the Credit Agreement referred to below, and U.S. Bank National Association, as Administrative Agent and Collateral Agent, Swingline Lender and L/C Issuer.

RECITALS:

A.           The parties hereto are parties to that certain Credit Agreement dated as of February 18, 2011 (as amended by Amendment No. 1 thereto, dated as of May 18, 2012, and Waiver and Amendment No. 2 thereto, dated as of August 1, 2012, and as the same may be further amended, restated, amended, restated or otherwise modified, the “Credit Agreement”) among the Borrower, the lenders party thereto (collectively, the “Lenders” and, individually, a “Lender”), and U.S. Bank National Association, in its separate capacities as administrative agent and collateral agent for the Lenders (in such capacity, the “Administrative Agent”), as Swingline Lender (in such capacity, the “Swingline Lender”), and L/C Issuer (in such capacity, the “L/C Issuer”).

B.            The events and matters specified in Exhibit A have occurred or are likely to occur, which the Administrative Agent alleges may give rise to Defaults or Events of Default as described therein under the Credit Agreement (as so described and listed, the “Existing Alleged Defaults”). Without acknowledging or conceding the existence of any Default or Event of Default under the Credit Agreement, the Borrower has requested that the Lenders waive any Default or Event of Default arising from or relating to the Existing Alleged Defaults, and the Administrative Agent and the Lenders have agreed to grant such waiver, subject to all of the terms and conditions hereof, provided that the Credit Agreement is amended as provided herein.

NOW, THEREFORE, the parties hereby agree as follows:

1.          Definitions.This Amendment is a Loan Document, and all capitalized terms used and not otherwise defined herein shall have the meanings given to such terms by the Credit Agreement.

2.          Amendments to Credit Agreement.  Upon satisfaction of the conditions set forth herein, the Credit Agreement shall be amended, effective as of the date of this Amendment, as follows:

a.            All references to the Credit Agreement in the Credit Agreement and in any of the Loan Documents shall refer to the Credit Agreement as amended hereby.

b.            The definition of Applicable Margin in Section 1.1 of the Credit Agreement is hereby deleted and replaced with the following:

“Applicable Margin” means a percentage to equal 3.50% in the case of Base Rate Loans and 0.625% in the case of the Unused Commitment Fee; provided that there shall not be any Unused Commitment Fee charged with respect to any unused availability under the Revolving Credit Commitments required under Section 7.13.”

c.             The definition of Mortgaged Property in Section 1.1 of the Credit Agreement is hereby deleted and replaced with the following:

“Mortgaged Property” means each real property of any Loan Party that is the subject of a Mortgage.”

d.             Section 2.1 of the Credit Agreement is hereby amended to insert the following immediately prior to the last sentence of such section:

“On any date on which the aggregate amount of Revolving Credit Commitments exceeds the Borrowing Base, the availability under the Revolving Credit Commitments shall be reduced temporarily to the amount of the Borrowing Base.”

e.             Sections 2.3(a) and 2.3(b) of the Credit Agreement (regarding Swing Loans) are hereby deleted and replaced with the following: “[Reserved]”.

f.              Section 2.5(d) of the Credit Agreement is hereby amended by revising the final sentence of Section 2.5(d) to read as follows:

“Provided that no Event of Default has occurred and is continuing, the Administrative Agent will release any Mortgage (i) which is granted to the Administrative Agent for the benefit of the Secured Parties on any Mortgaged Property after the date of Waiver &Amendment No. 3 to this Agreement,(ii) which is no longer an Eligible Mortgaged Property and (iii) which has been replaced by Mortgages on one or more additional Mortgaged Properties pursuant to this Section 2.5(d), in form and substance acceptable to the Administrative Agent and for which any required Mortgage Supporting Documents have been delivered and accepted by the Administrative Agent and for which the Appraised Value has been deemed sufficient by the Administrative Agent to cause compliance with this Section 2.5(d).”

g.             Section 2.7 of the Credit Agreement is hereby deleted and replaced with the following:

“Optional Prepayments.

(a)           The Borrower may prepay the outstanding principal amount of any Loan in whole or in part at any time (together with any breakage costs that may be owing pursuant to Section 2.16(a) after giving effect to such prepayment) upon notice given by the Borrower to the Administrative Agent not later than 12:00 p.m. on the date of the proposed prepayment of Base Rate Loans, and not later than 12:00 p.m. on the Second Business Day prior to the date of the proposed prepayment of Eurodollar Rate Loans; provided, however, that each partial prepayment that is not of the entire outstanding amount under any Facility shall be in an aggregate amount that is an integral multiple of $1,000,000 or such lesser amount as the Administrative Agent may agree.  Notwithstanding the foregoing, no prepayment penalty, and no costs or payments otherwise required pursuant to Section 2.16, shall be charged as a result of any such prepayment.

(b)           Upon a sale of any of the Mortgaged Properties permitted under Section 8.4(g), other than the Mortgaged Property listed on Schedule 8.4, the applicable Loan Party shall pay to the Lenders the net proceeds of the sale of such Mortgaged Property after payment of the reasonable costs and expenses of such sale.  Upon the prepayment of such net proceeds of a sale of a Mortgaged Property pursuant to this Section 2.7(b), the Revolving Credit Commitment shall be permanently reduced by the amount of the prepayment.  Upon a sale of the Mortgaged Property listed on Schedule 8.4 in accordance with the provisions of Section 8.4(g), the net proceeds of sale shall be retained by the Borrower and the applicable Loan Party for general purposes, and there shall be no reduction in the Revolving Credit Commitment.”

h.             Sections 2.9(a) and (b) of the Credit Agreement are hereby deleted and replaced with the following:

“(a)         Rate.  All Loans and the outstanding amount of all other Obligations (other than pursuant to Secured Hedging Agreements) shall bear interest, in the case of Loans, on the unpaid principal amount thereof from the date such Loans are made and, in the case of such other Obligations, from the date such other Obligations are due and payable until, in all cases, paid in full, except as otherwise provided in clause (c) below, at a rate per annum equal to the sum of the Base Rate and the Applicable Margin, each as in effect from time to time; provided, that Eurodollar Rate Loans in existence on the date of Waiver & Amendment No. 3 to this Agreement shall continue to bear interest at the interest rate then in effect until the end of the Interest Period then in effect.”

“(b)        Payments.  Interest accrued shall be payable in arrears (i) if accrued on the principal amount of any Loan, (A) at maturity (whether by acceleration or otherwise), and (B) on the last day of each calendar month commencing on December 31, 2012, and (ii) if accrued on any other Obligation, on demand from any after the time such Obligation is due and payable (whether by acceleration or otherwise).”

i.              Section 2.10 of the Credit Agreement (Conversion and Continuation Options) is hereby deleted and replaced with the following: “[Reserved]”.

j.              Sections 2.11(a) and 2.11(b) of the Credit Agreement are hereby deleted and replaced with the following:

“(a)         Unused Commitment Fee.  The Borrower agrees to pay to each Revolving Credit Lender a commitment fee on the actual daily amount by which the Revolving Credit Commitment of such Lender exceeds its Pro Rata Share of the sum of (x) (i) the aggregate outstanding principal amount of the Revolving Loans, (ii) the aggregate outstanding principal amount of the Swing Loans, and (iii) the outstanding amount of the L/C Obligations for all Letters of Credit, minus (y) the amount of the unused availability required pursuant to Section 7.13 (the “Unused Commitment Fee”) from the date of Waiver & Amendment No. 3 to this Agreement through the Revolving Credit Termination Date as a rate per annum equal to the Applicable Margin, payable in arrears (A) on the last day of each calendar month and (B) on the Revolving Credit Termination Date.”

“(b)         Letter of Credit Fees.  The Borrower agrees to pay, with respect to all Letters of Credit issued by any L/C Issuer, (i) to such L/C Issuer, (A) a fronting fee in the amount of 0.25% of the stated amount of each Letter of Credit issued by such L/C Issuer, payable at the time of issuance of such Letter of Credit, and (B) certain fees, documentary and processing charges as separately agreed between the Borrower and such L/C Issuer or otherwise in accordance with such L/C Issuer’s standard schedule in effect at the time of determination thereof and (ii) to the Administrative Agent, for the benefit of the Revolving Credit Lenders according to their Pro Rata Shares, (A) for commercial Letters of Credit, a fee computed at the rate per annum equal to the Applicable Margin for Revolving Loans that are Base Rate Loans on the face amount of each such Letter of Credit for the period for which it is originally issued or subsequently issued (by extension or renewal), payable in advance upon issuance, extension or renewal, and (B) for standby Letters of Credit, a fee accruing at a rate per annum equal to the Applicable Margin for Revolving Loans that are Base Rate Loans on the maximum undrawn face amount of such Letters of Credit, payable in arrears (1) on the last day of each calendar month ending after the issuance of such Letter of Credit and (2) on the Revolving Credit Termination Date; provided, however, that the fee payable under this clause (ii) shall be increased by 2% per annum and shall be payable, in addition to any date it is otherwise required to be paid hereunder, on demand, effective immediately upon (x) the occurrence of any Event of Default under Section 9.1(e)(ii) or (y) the delivery of a notice by the Administrative Agent or the Required Lenders to the Borrower during the continuance of any other Event of Default and, in each case, for as long as such event of Default shall be continuing.”

k.             Section 6.1(a) of the Credit Agreement is hereby deleted and replaced with the following:

“(a)         Monthly Financials. As soon as available, but in any event not later than 45 days after the end of each of the first eleven monthly periods of each Fiscal Year of the Borrower, the unaudited consolidated balance sheet of the Borrower and its consolidated Subsidiaries as at the end of such month and the related unaudited consolidated statements of income and of cash flows for such month and the portion of the fiscal year through the end of such month, setting forth in each case in comparative form the figures as of the end of and for the corresponding period in the previous year, certified by a Responsible Officer as being fairly stated in all material respects (subject to normal year end audit adjustments).”

l.              Section 6.2 of the Credit Agreement is hereby deleted and replaced with the following:

“Other Events.  The Borrower shall give the Administrative Agent notice of each of the following (which may be made by telephone if promptly confirmed in writing) promptly after any Responsible Officer of any Group Member knows or has reason to know of it: (a)(i) any Default and (ii) any event that would reasonably be likely to have a Material Adverse Effect, specifying, in each case, the nature and anticipated effect thereof and any action proposed to be taken in connection therewith, (b) any event (other than any event involving loss or damage to property) reasonably expected to result in a mandatory payment of the Obligations pursuant to Section 2.8, stating the material terms and conditions of such transaction and estimating the Net Cash Proceeds thereof, (c) the commencement of, or any material developments in, any action, investigation, suit, proceeding, audit, claim, demand, order or dispute with, by or before any Governmental Authority affecting any Group Member or any property of any Group Member that (i) in the reasonable judgment of the Borrower, exposes any Group Member to liability in an aggregate amount in excess of $2,500,000, or (ii) if adversely determined would reasonably be likely to have a Material Adverse Effect, (d) the receipt by any Group Member of written notice or written reservation of rights with respect to any default or alleged default on any Indebtedness of any Group Member which Indebtedness has an aggregate principal amount outstanding in excess of $2,500,000, and (e) when, in the reasonable judgment of the Borrower, there is a reasonable prospect that a Group Member will not be in compliance with the terms of such Group Member’s then existing secured Indebtedness (other than the Obligations or any Hedging Agreement) in the aggregate principal amount in excess of $2,500,000, without regard to any grace periods, notice requirements or applicable cure periods.”

m.            New Sections 6.9, 7.13, 7.14, 7.15, and 7.16 are hereby added to the Credit Agreement to read as follows:

“Section 6.9.Cash Flow Forecasts.  The Borrower will use its commercially reasonable efforts to provide a 13-week cash flow forecast to the Administrative Agent not later than noon Eastern time on Friday of each week, but in any event shall provide such 13 week cash flow not later than the close of business on the third Business Day thereafter; provided, however, upon the occurrence of a force majeure event, the deadline by which the Borrower must deliver the 13-week cash flow forecast to the Administrative Agent shall be extended until one Business Day after the conclusion of such force majeure event.”

“Section 7.13.Unused Availability.  The Borrower will at all times maintain not less than $4 million of unused availability under the Revolving Credit Commitments.”

“Section 7.14.Payment of Expenses.  The Borrower will pay all of the undisputed, reasonable out-of-pocket expenses of the Lenders which are due and payable hereunder within five (5) days of receiving an invoice.  If the Borrower reasonably disputes any portion of an invoice as not being due and payable under the terms of this Agreement, then the Borrower shall advise the Administrative Agent in writing of the basis of such dispute within five (5) days of receiving such invoice, and shall timely pay all undisputed amounts of such invoice.”

“Section 7.15. Contemplated Agreement.

(a)           The Borrower will (i) provide to the Lenders, on or before March 31, 2013, a fully-executed agreement which provides for the repayment of all of the Obligations within a reasonable period of time thereafter (a “Contemplated Agreement”), which has not been terminated on or before March 31, 2013, (ii) maintain a Contemplated Agreement in effect from and after March 31, 2013 until the Obligations have been paid in full; and (iii) close the transaction contemplated by the Contemplated Agreement on or before August 15, 2013 (the “Contemplated Agreement Closing Date”); provided, however, the Contemplated Agreement Closing Date shall be extended to September 30, 2013 if, by August 15, 2013, the Borrower satisfies all conditions to closing pursuant to the Contemplated Agreement other than obtaining the requisite approvals. The date of March 31, 2013 in this Section 7.15(a) shall be changed to April 15, 2013, if the Administrative Agent receives a letter from the Borrower stating to the reasonable satisfaction of the Administrative Agent that a fully-executed Contemplated Agreement can reasonably be expected by April 15, 2013.

(b)           The Borrower shall not be required to comply with Section 5.1 (Maximum Consolidated Leverage Ratio) (i) from the date of the Waiver & Amendment No. 3 to this Agreement, through March 31, 2013, and (ii) from and after the date a Contemplated Agreement is delivered to the Administrative Agent, through September 30, 2013, for so long as a Contemplated Agreement is in full force and effect (the “Section 5.1 Waiver Period”), provided only that the Borrower is in compliance with subsection (a) of this Section.  For the avoidance of all doubt, during the Section 5.1 Waiver Period, all references in this Agreement to the application of the Maximum Consolidated Leverage Ratio shall be waived and have no force or effect.

(c)          The Borrower will obtain additional liquidity in the aggregate amount of $15 million, whether pursuant to sales of unencumbered assets, additional credit facilities, or otherwise, on or before July 2, 2013,”

“Section 7.16. Additional Mortgages.

(a)          The Borrower shall provide to the Administrative Agent:

(i)           As soon as reasonably possible, but in any event prior to February 15, 2013 (with respect to the Mortgage in Louisiana) and January31, 2013 (with respect to the other Mortgages), Mortgages on the properties listed on Schedule 7.16A, which are estimated to represent in the aggregate at least $25 million in fair market value.  The properties listed on Schedule 7.16A shall be appraised as soon as practical by a reputable appraiser with all necessary expertise and experience retained by the Administrative Agent to provide appraisals using the methodology required pursuant to applicable FIRREA regulations, it being acknowledged and confirmed by the Administrative Agent that the prior appraisals of the Mortgaged Properties done in the past 12 months used the methodology required pursuant to the then applicable FIRREA regulations.  Upon completion of the appraisals, (x) if the aggregate fair market value of the properties listed on Schedule 7.16A which are not needed to avoid a shortfall in the Borrowing Baseexceeds $25 million, then (i) the Administrative Agent, on behalf of the Lenders, the Swingline Lenders, and the L/C Issuer, shall retain the mortgages on the minimum number of properties listed on Schedule 7.16A to achieve a value of $25 million, (ii) the Administrative Agent, on behalf of the Lenders, the Swingline Lenders, and the L/C Issuer, shall immediately release the mortgage(s) on the remaining property on Schedule 7.16A, whether or not a Default or Event of Default has occurred and is then continuing, and (iii) the owner(s) of the property or properties to be released pursuant to the foregoing subclause, unless it is otherwise the owner of another Mortgaged Property not so subject to be released, shall be immediately released from its Guaranty hereunder, and (y) if the aggregate fair market value of the properties listed on Schedule 7.16A is less than $25 Million, then the Administrative Agent, on behalf of the Lenders, the Swingline Lenders, and the L/C Issuer, shall retain all the mortgages on the properties listed on Schedule 7.16A and the Borrower shall provide to the Administrative Agent a Mortgage or Mortgages on properties with an appraised value sufficient to achieve a total appraised value of at least $25 million of properties mortgaged pursuant to this Subsection 7.16(a)(i).

(ii)         Mortgages on the properties listed on Schedule 7.16B, as to each such Mortgaged Property as soon as practicable after the payment of the release price under the existing mortgage thereon, but as to each such Mortgaged Property, not later than 45 days after the earlier of the payment of the release price under the existing mortgage thereon and the effective date of the release of the existing mortgage on each such property.

(b)           Each such Mortgage shall be in form and substance satisfactory to the Administrative Agent, and the Borrower will provide, upon request, either before or after recording of the Mortgages, such Mortgage Supporting Document as the Administrative Agent may require, including, without limitation, surveys, title policies, environmental reports, insurance policies and other evidence of insurance.

(c)            Each Group Member which owns a Mortgaged Property will also become a Guarantor of the Obligations.”

n.             Sections 8.2(d) and 8.2(e) of the Credit Agreement are hereby amended by adding the following language at the end of each such Subsection:

“provided, however, that from and after the date of Waiver & Amendment No. 3 to this Agreement, no Group Member shall provide a new Lien to secure (x) Indebtedness outstanding on the date of Waiver & Amendment No. 3 to this Agreement (other than Obligations) or (y) any Permitted Acquisition, in either case which was not (i) subject to a legally binding commitment to grant such Lien or consummate such Permitted Acquisition on the date of the Waiver & Amendment No. 3 to this Agreement and (ii) identified on Schedule 8.2 to the Waiver & Amendment No. 3 to this Agreement.”

o.             Section 8.2(g) of the Credit Agreement is hereby deleted and replaced with the following:

“(g)         Liens (i) on any property if the Borrower or any of its Subsidiaries securing any of their Indebtedness or their other liabilities, and (ii) that do not attach to any Collateral; provided, however, that from and after the date of the Waiver & Amendment No. 3 to this Agreement, no Group Member shall provide a new Lien to secure (x) Indebtedness or liabilities with respect to operating leases outstanding on the date of Waiver & Amendment No. 3 to this Agreement(other than Obligations) or (y) any Permitted Acquisition, in either case which was not either (A) (i) subject to a legally binding commitment to grant such Lien or consummate such Permitted Acquisition on the date of the Waiver & Amendment No. 3 to this Agreement and (ii) identified on Schedule 8.2 to the Waiver & Amendment No. 3 to this Agreement, or (B) the TCF transaction described on Schedule 8.2”

p.             Section 8.3 of the Credit Agreement is hereby deleted and replaced with the following:

“Investments.  No Group Member shall make or maintain, directly or indirectly, any Investment except for the following:

(a)           Investments existing on the date hereof and set forth on Schedule 8.3 (the “Existing Non-Guarantor Investments”);

(b)           Investments in cash and Cash Equivalents;

(c)           (i) endorsements for collection or deposit in the ordinary course of business consistent with past practice, (ii) extensions of trade credit (other than to Affiliates of the Borrower) arising or acquired in the ordinary course of business and (iii) Investments received in settlements in the ordinary course of business of such extensions of trade credit;

(d)           Investments made as part of a Permitted Acquisition which was made or subject to a legally binding commitment before the date of the Waiver & Amendment No. 3 to this Agreement and identified on Schedule 8.3 to the Waiver & Amendment No. 3 to this Agreement;

(e)           Investments by (i) any Loan Party in any other Loan Party, (ii) any Group Member that is not a Loan Party in any Group Member or in any joint venture or (iii) any Loan Party in any Group Member that is not a Loan Party or in any joint venture; provided, however, that the aggregate outstanding amount of all Investments permitted pursuant to this clause (iii) shall not exceed the sum of: (x) the principal amount of the Existing Non-Guarantor Investments plus (y) $30,000,000 at any time; and provided, further, that such Investment is made or subject to a legally binding commitment prior to the date of the Waiver & Amendment No. 3 to this Agreement; provided, further, that any Investment consisting of loans or advances to any Loan Party pursuant to clause (ii) above shall be subordinated in full to the payment of the Obligations of such Loan Party on terms and conditions satisfactory to the Administrative Agent; and provided, further, that no Group Member shall become a general partner of a partnership or otherwise assume unlimited liability for the liabilities of any joint venture.

(f)            loans or advances to employees of the Borrower or any of its Subsidiaries to finance travel, entertainment and relocation expenses and other ordinary business purposes in the ordinary course of business as presently conducted; provided, however, that the aggregate outstanding principal amount of all loans and advances permitted pursuant to this clause (f) shall not exceed $1,000,000 at any time;

(g)           any Investments held on account of an employee directed retirement plan; and

(h)           any Investment by the Borrower or any of its Subsidiaries not identified in clauses (a) through (g), above; provided, however, that the aggregate basis of all such Investments shall not exceed $1,000,000 at any time.”

q.             Section 8.4(g) of the Credit Agreement is hereby deleted and replaced with the following:

“(g)        notwithstanding any provision herein or in any Loan Agreement to the contrary, any sale of Mortgaged Property by a Loan Party to any other Person, provided (i) such sale is made on commercially reasonable terms, as determined by the Borrower in exercise of its reasonable business judgment, (ii) there is no Default, and (iii) either (a) the Administrative Agent shall have consented to such sale, or (b) solely with respect to the Mortgaged Property listed on Schedule 8.4, the purchase price for such Mortgaged Property is not less than 70% of the most recent then existing appraisal of such Mortgaged Property.”

r.              Section 8.5(d) of the Credit Agreement (regarding Restricted Payments) is hereby deleted and replaced with the following: “[Reserved]”.

s.             Section 8.6(d) of the Credit Agreement is hereby deleted and replaced with the following:

“(d)         prepay any other Indebtedness, other than Subordinated Debt; provided that the Group Member determines, in good faith, that such prepayment can be made on favorable economic terms and is in the best interests of such Group Member; and provided, further, that, except with regard to (i) the payments listed on Schedule 8.6 or (ii) repayments of secured Indebtedness from the proceeds of the collateral securing such secured Indebtedness,  the Loans are paid or prepaid concurrently on a pari passu basis.  Upon a prepayment of the Loans pursuant to this Section 8.6(d), the Revolving Credit Commitment shall be permanently reduced by the amount of such prepayment.”

t.              Section 8.16 is hereby deleted and replaced with the following:

“Capital Expenditures.  The aggregate amount of all Consolidated Growth Capital Expenditures in any Fiscal Year shall not exceed $35,000,000; provided, however, that any portion of such amount that remains unused for Consolidated Growth Capital Expenditures at the end of any Fiscal Year may be carried over and used for Consolidated Growth Capital Expenditures in the following Fiscal Year; and provided, further, that the cumulative unused amounts may be carried over into successive Fiscal Years, but the total unused amount carried over from any Fiscal Year to the next for Consolidated Growth Capital Expenditures may not exceed $35,000,000; and provided, further, that Capital Expenditures made after the date of the Waiver & Amendment No. 3 to this Agreement shall be limited to (i) Capital Expenditures required to maintain the value of the existing assets of a Group Member, (ii) Capital Expenditures made pursuant to a legally binding commitment as of the date of the Waiver & Amendment No. 3 to this Agreement and identified on Schedule  8.16 to the Waiver & Amendment No. 3 to this Agreement, and (iii) other Capital Expenditures in an aggregate amount not to exceed $1,000,000.”

u.             Section 9.1(c) of the Credit Agreement is hereby deleted and replaced with the following:

“(c)         any Loan Party shall fail to comply with (i) any provision of Article V (Financial Covenants), Section 6.1 (Financial Statements), Section 6.2 (Other Events), Section 6.9 (Cash Flow Forecasts), Section 7.1 (Maintenance of Corporate Existence), Section 7.9 (Application of Loan Proceeds), Section 7.15 (Contemplated Agreement),Article VIII (Negative Covenants), or shall have failed to deliver the additional documents provided for in Section 4 of the Waiver & Amendment No. 3 to this Agreement within the time periods specified for each therein, (ii) any provision of Section 7.13 (Unused Availability), Section 7.14 (Payment of Expenses), or Section 7.16 (Additional Mortgages), if, in the case of this clause (ii), such failure shall remain unremedied for 10 days after the earlier of (A) the date on which a Responsible Officer of the Borrower becomes aware of such failure and (B) the date on which notice thereof shall have been given to the Borrower by the Administrative Agent or the Required Lenders, or (iii) any other provision of any Loan Document if, in the case of this clause (iii), such failure shall remain unremedied for 30 days after the earlier of (A) the date on which a Responsible Officer of the Borrower becomes aware of such failure and (B) the date on which notice thereof shall have been given to the Borrower by the Administrative Agent or the Required Lenders; or”

v.            Section 11.2(b) of the Credit Agreement is hereby deleted and replaced with the following:

“(b)         Right to Assign. Each Lender may sell, transfer, negotiate or assign all or a portion of its rights and obligations hereunder (including all or a portion of its Commitments and its rights and obligations with respect to Loans and Letters of Credit) to any of the following Persons (each an “Eligible Assignee”):  (i) any existing Lender, (ii) any Affiliate or Approved Fund of any existing Lender or (iii) any other Person acceptable (which acceptance shall not be unreasonably withheld or delayed) to the Administrative Agent and the Borrower; provided, however, that (x) such Sales must be ratable among the obligations owing to and owed by such Lender with respect to the Facility and (y) the aggregate outstanding principal amount (determined as of the effective date of the applicable Assignment) of the Loans, Commitments and L/C Obligations subject to any such Sale shall be an integral multiple of $1,000,000, unless such Sale is made to an existing Lender or an Affiliate or Approved Fund of any existing Lender, is of the assignor’s (together with its Affiliates and Approved Funds) entire interest in such Facility or is made with the prior consent of the Administrative Agent; provided, further, upon the occurrence of an Event of Default (other than the Existing Alleged Defaults) subsequent to the date of the Waiver & Amendment No. 3 to this Agreement, the requirements of an Eligible Assignee under this subsection (b) shall no longer require the acceptance of the Borrower under clause (iii) regardless of whether the Administrative Agent and/or Lenders agree to waive or forbear the subsequent Event of Default.”

w.            Section 11.11(a) of the Credit Agreement is hereby deleted and replaced with the following:

“(a)         Addresses.  All notices, demands, requests, directions and other communications required or expressly authorized to be made by this Agreement shall, whether or not specified to be in writing but unless otherwise expressly specified to be given by any other means, be given in writing and (i) addressed to (A) if to the Borrower, to Assisted Living Concepts, Inc., W140 N8981 Lilly Road, Menomonee Falls, Wisconsin 53051, Attention: John Buono, Chief Financial Officer, Fax: (262) 502-3714, with copy to Quarles & Brady, LLP, 411 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, Attention: David L. Bourne, Tel: (414) 277-5343, Fax: (414) 978-8743, and to Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York 10005, Attention: Mark Mandel, Esq., Tel: (212) 530-5026, Fax: (212) 822-5026, (B) if to the Administrative Agent or the Swingline Lender, to U.S. Bank National Association, 461 Fifth Avenue, New York, New York 10017, Attention: Karen Boyer, Tel: (646) 935-4558 , Fax: (646) 935-4950, with copy to Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202, Attention: Emory Ireland, Tel: (414) 297-5624, Fax: (414) 297-4900 and (C) otherwise to the party to be notified at its address specified opposite its name on Schedule II or on the signature page of any applicable Assignment, or (ii) addressed to such other address as shall be notified in writing (A) in the case of the Borrower, the Administrative Agent and the Swingline Lender, to the other parties hereto and (B) in the case of all other parties, to the Borrower and the Administrative Agent. Transmission by electronic mail (including E-Fax, even if transmitted to the fax numbers set forth in clause (i) above) shall not be sufficient or effective to transmit any such notice under this clause (a).”

3.            Waiver.  Subject to the terms and conditions hereof, the Lenders hereby waive the Existing Alleged Defaults and any noncompliance with Section 5.1 (Maximum Consolidated Coverage Ratio) which occurs on or before December 31, 2012.  The Borrower hereby acknowledges and agrees that:  (a) except as provided by the waiver set forth in this Section 3 of this Amendment, the Lenders reserve the right to enforce strictly the Credit Agreement and any notes issued thereunder, the Loan Documents, and all other related documents or instruments; (b) the Lenders are under no duty or obligation of any kind or nature whatsoever to grant to any Loan Party any additional waivers of any type or for any period, and no course of dealing or course of performance shall be deemed to have occurred as a result of the waiver set forth herein; and (c) the Lenders’ execution of this Amendment should not be construed as a waiver or relinquishment of, or an estoppel to assert, any of their rights or remedies under the Credit Agreement or any notes issued thereunder, the Loan Documents, or any or all documents or instruments related thereto, or applicable law, except as expressly provided herein.

4.            Additional Deliverables.  The following documents shall be delivered to the Administrative Agent  on or after the effective date of this Amendment as specified below:

(a)           On or before ten (10) Business Days after the effective date of this Amendment, a duly executed favorable opinion of counsel to the Loan Parties addressed to the Administrative Agent, the L/C Issuers and the Lenders regarding the validity, enforceability, and due execution of this Amendment;

(b)           Together with the execution and delivery of any Mortgage provided for in this Amendment, a duly executed favorable opinion of counsel to the Loan Parties addressed to the Administrative Agent with respect to such Mortgage;

(c)           On or before ten (10) Business Days after the effective date of this Amendment, a copy of each Constituent Document of each Loan Party that is on file with any Governmental Authority in any jurisdiction, certified as of a recent date by such Governmental Authority, together with, if applicable, certificates attesting to the good standing of such Loan Party in such jurisdiction and each other jurisdiction where such Loan Party is qualified to do business as a foreign entity or where such qualification is necessary (and, if appropriate in any such jurisdiction, related tax certificates);

(d)           On or before ten (10) Business Days after the effective date of this Amendment, a certificate of the secretary or other officer of each Loan Party in charge of maintaining books and records of such Loan Party certifying as to (A) the names and signatures of each officer of such Loan Party authorized to execute and deliver any Loan Document, (B) the Constituent Documents of such Loan Party attached to such certificate are complete and correct copies of such Constituent Documents as in effect on the date of such certification (or, for any such Constituent Document delivered pursuant to clause (c) above, that there have been no changes from such Constituent Document so delivered) and (C) the resolutions of such Loan Party’s board of directors or other appropriate governing body approving and authorizing the execution, delivery and performance of this Amendment and the Acknowledgment and Consent of Guarantors;

(e)           On or before ten (10) Business Days after the effective date of this Amendment, possession of all physical stock certificates of Subsidiaries of Borrower owned by the Borrower, to the extent such certificates exist;

(f)           On or before ten (10) Business Days after the effective date of this Amendment, the Administrative Agent shall have received a Control Agreement reasonably satisfactory to it with respect to the Borrower’s investment account at Merrill Lynch; and

(g)           Promptly following a request, such other documents and information as the Administrative Agent may reasonably request.

5.            Conditions.This Amendment shall become effective as of December 31, 2012, subject only to satisfaction of each of the following conditions:

(a)           it has been executed and delivered by the Borrower, the Required Lenders and the Administrative Agent, and acknowledged and agreed to by all of the Guarantors;

(b)           a certificate of the Borrower, signed by a Responsible Officer of the Borrower, certifying to the best of the Borrower’s knowledge that (A) the representations and warranties in Section 6 of this Amendment are true and correct, and (B) both the Loan Parties taken as a whole and the Borrower are Solvent, and (C) there is no default or alleged default on any material Indebtedness or material operating lease of any Group Member other than defaults or alleged defaults listed on Exhibit A and those that would not, in the aggregate, be reasonably expected to have a Material Adverse Effect, it being agreed that for purposes of this certificate (x) material Indebtedness is Indebtedness in the outstanding principal amount of $2.5 million and (y) a material operating lease is one where breach of such operating lease would reasonably be expected to have a Material Adverse Effect;

(c)           there shall have been paid to the Administrative Agent, for the account of the Administrative Agent, its Related Persons, any L/C Issuer or any Lender, as the case may be, all fees and all reimbursements of reasonable out-of-pocket costs or expenses, in each case due and payable under any Loan Document on or before the date of this Amendment; and

(d)           There shall have been paid to the Administrative Agent, for the account of the applicable Lenders, a fee of fifty basis points (.50%) of the Revolving Credit Commitment of each Lender which becomes a party to this Amendment.

6.            Representations and Warranties.  (a)  The Borrower repeats and reaffirms the representations and warranties set forth in Article IV of the Credit Agreement.  The Borrower also represents and warrants that the execution, delivery and performance of this Amendment are within the corporate powers of the Borrower, have been duly authorized by all necessary corporate action and do not and will not:  (i) require any consent or approval of the shareholders of the Borrower which has not been obtained; (ii) violate any provision of the articles of incorporation or bylaws of the Borrower or of any law, regulation, order, or judgment presently in effect having applicability to the Borrower or any Affiliate of the Borrower; (iii) require the consent or approval of, or filing or registration with, any governmental body, agency or authority; or (iv) result in any breach of or constitute a default under, or result in the imposition of any lien, charge or encumbrance upon any property of the Borrower or any Affiliate of the Borrower pursuant to, any indenture or other agreement or instrument under which the Borrower or any such Affiliate is a party or by which it or its properties may be bound or affected.  This Amendment constitutes the legal, valid and binding obligation of the Borrower enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy or similar laws affecting the enforceability of creditors’ rights generally.

(b)          The Administrative Agent (having discussed this issue with Alan Glazer) and the Lenders each hereby severally represent and warrant that, as of the date hereof, it is not aware of any existing Default or Event of Default other than the Existing Alleged Defaults.

7.            Confirmation of Agreements.  Except as expressly provided above, the Credit Agreement, and all of the Loan Documents shall remain in full force and effect, and this Amendment shall not release, discharge or satisfy any present or future debts, obligations or liabilities to the Lenders of the Borrower or of any Guarantor or other person or entity liable for payment or performance of any of such debts, obligations or liabilities of the Borrower, or any security interest, mortgage lien or other collateral or security for any of such debts, obligations or liabilities of the Borrower or such Guarantors, or other persons or entities, or waive any default, and the Lenders expressly reserve all of their rights and remedies with respect to the Borrower and all such Guarantors or other persons or entities, and all such security interests, mortgage liens and other collateral and security.  This is an amendment and not a novation.

8.             Release.  (a)  In consideration of the agreements of Lenders and the Administrative Agent contained in this Amendment and for other good and valuable consideration, the Borrower and each Guarantor hereby release and discharge the Administrative Agent, each Lender, each L/C Lender, and their representatives, agents, employees, attorneys, successors, directors, officers, parents, affiliates, assigns, insurers and subsidiaries (each Lender, each L/C Lender, the Administrative Agent, and all such other Persons, collectively, the “Releasees”) from any and all claims, defenses, set-offs, counterclaims, actions, causes of action, suits, controversies, agreements, provisions, liabilities and demands in law or in equity, whether known or unknown (collectively, the “Claims”) which the Borrower or any Guarantor ever had, now has or may hereafter have arising from the past or present state of things, against or related to the Releasees through the date of this Amendment, relating to or arising out of the Loan Documents, including the negotiation of this Amendment; provided however, that nothing herein shall release any of the Releasees from their respective obligations pursuant to this Amendment or from Claims arising from or related to the enforcement of this Amendment.  The Borrower and each Guarantor agree to assume the risk of any and all unknown, unanticipated or misunderstood claims which are released hereby.

(b)           The Borrower and each Guarantor, on behalf of themselves and their respective assigns and other legal representatives, hereby absolutely, unconditionally and irrevocably, covenants and agrees that it will not sue (at law, in equity, in any regulatory proceeding or otherwise) any Releasee on the basis of any Claim released, remised and discharged by the Borrower and the Guarantor pursuant to Section 8(a) of this Amendment.  If the Borrower or any Guarantor, or their respective assigns or other legal representatives violates the foregoing covenant, the Borrower and each Guarantor, for themselves and their assigns and legal representatives, agrees to pay, in addition to such other damages as any Releasee may sustain as a result of such violation, all attorneys’ fees and costs incurred by any Releasee as a result of such violation.

9.             Miscellaneous.  The Borrower shall be responsible for the payment of all fees and out-of-pocket disbursements incurred by the Administrative Agent or the Lenders in connection with the preparation, execution, delivery, administration and enforcement of this Amendment and including without limitation the reasonable fees and disbursements of counsel, whether or not any transaction contemplated by this Amendment is consummated.  The provisions of this Amendment shall inure to the benefit of and be binding upon any successor to any of the parties hereto.  All agreements, representations and warranties made herein shall survive the execution of this Amendment.  This Amendment shall be governed by and construed in accordance with the internal laws of the State of Wisconsin.  This Amendment may be signed in any number of counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Amendment is solely for the benefit of the parties hereto and their permitted successors and assigns.  No other person or entity shall have any rights under, or because of the existence of, this Amendment.

[2 signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective officers thereunto duly authorized as of the day and year first above written.

ASSISTED LIVING CONCEPTS, INC.

By:	/s/ Charles H. Roadman II MD.
Name: Charles H. Roadman II MD.
Title: President and CEO

[Signature Page 1 of 2 Waiver & Amendment No. 3 to Credit Agreement]

Agreed to as of the date first above written:

U.S. BANK NATIONAL ASSOCIATION, as a Lender and as Administrative Agent, Swingline Lender and L/C Issuer

By:	/s/ Karen Boyer
Name: Karen Boyer
Title: Vice President

COMPASS BANK

By:	/s/Jon Larson
Name: Jon Larson
Title: Senior Vice President

FIRSTMERIT BANK, N.A.

By:	/s/ Timothy Fossa
Name: Timothy Fossa
Title: Senior Vice President

BMO HARRIS BANK N.A.

By:	/s/ Brian McManus
Name: Brian McManus
Title: Vice President

RBS CITIZENS, N.A.

By:	/s/ Robert Barnhard
Name: Robert Barnhard
Title: Senior Vice President

[Signature Page 1 of 2 Waiver & Amendment No. 3 to Credit Agreement]

ACKNOWLEDGEMENT AND CONSENT OF GUARANTORS

Each of the undersigned Guarantors hereby consents to the foregoing Waiver & Amendment No. 3 to Credit Agreement and agrees that the Guaranty and Security Agreement dated as of February 18, 2011, and all related Loan Documents to which such Guarantor is a party, shall remain in full force and effect after giving effect to the foregoing Amendment.

Dated as of the date first above written.

ALC REAL ESTATE, LLC
ALC PROPERTIES II, INC.
TEXAS ALC II, INC.

By:	/s/ Charles H. Roadman II MD.
Name: Charles H. Roadman II MD.
Title: President and CEO